                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*


                               Enova Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29355M-20-0
           ----------------------------------------------------------
                                 (CUSIP Number)

                                 Ali L. Karshan
                                 Citigroup Inc.
                                399 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 7, 2006
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      ----------------------------
CUSIP NO.  29355M-20-0            SCHEDULE 13D          PAGE 1 OF 11 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citicorp International Finance Corporation
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     605,776
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                605,776
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              605,776
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
CUSIP NO.  29355M-20-0            SCHEDULE 13D          PAGE 2 OF 11 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citicorp Banking Corporation*
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     605,776
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                605,776
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              605,776
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              HC
-------------------------------------------------------------------------------

* Prior to the merger of Citigroup Holdings Company ("Citigroup Holdings") and Citicorp with and into Citigroup Inc. ("Citigroup") effective August 1, 2005 (the "Merger"), (i) Citicorp was the sole stockholder of Citicorp Banking Corporation ("Citicorp Banking"), (ii) Citigroup Holdings was the sole stockholder of Citicorp and (iii) Citigroup was the sole stockholder of Citigroup Holdings. Upon the completion of the Merger, Citigroup became the sole stockholder of Citicorp Banking.

-----------------------------                      ----------------------------
CUSIP NO.  29355M-20-0            SCHEDULE 13D          PAGE 3 OF 11 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |X|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     605,776
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                605,776
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              605,776
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              HC
-------------------------------------------------------------------------------

This Amendment No. 11 to the Schedule 13D filed on December 7, 1999, as amended by each of Amendment No. 1 filed on January 21, 2000, Amendment No. 2 filed on February 17, 2000, Amendment No. 3 filed on March 13, 2000, Amendment No. 4 filed on April 6, 2000, Amendment No. 5 filed on June 29, 2000, Amendment No. 6 filed on January 8, 2001, Amendment No. 7 filed on April 2, 2001, Amendment No. 8 filed on August 10, 2001, Amendment No. 9 filed on September 6, 2002 and Amendment No. 10 filed on June 27, 2005, relates to the Common Stock, no par value, of Enova Systems, Inc., formerly known as U.S. Electricar, Inc., a California corporation ("Enova" or the "Company"). Information in prior amendments and the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment
No. 11.

Except as otherwise described herein, the information contained in the
Schedule 13D, as amended, remains in effect and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

Item 2. IDENTITY AND BACKGROUND.

The response to Item 2 of the Schedule 13D is hereby amended and restated as follows.

(a) This Schedule 13D is being filed by (i) Citicorp International Finance Corporation ("Citicorp International Finance"), a Delaware corporation, by virtue of its direct beneficial ownership of the Company's Common Stock; (ii) Citicorp Banking, by virtue of its ownership of all the outstanding common stock of Citicorp International Finance; and (iii) Citigroup, by virtue of is ownership of all the outstanding common stock of Citicorp Banking (each, a "Reporting Person" and collectively, the "Reporting Persons").

Prior to the Merger, (i) Citicorp owned all of the outstanding common stock of Citicorp Banking, (ii) Citigroup Holdings owned all of the outstanding common stock of Citicorp and (iii) Citigroup owned all of the outstanding common stock of Citigroup Holdings. Upon completion of the Merger, Citigroup became the sole stockholder of Citicorp Banking.

Attached as Schedule A is information concerning each executive officer and director of Citicorp International Finance and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

(b) The address of the principal office of each of Citicorp International Finance and Citicorp Banking is One Penn's Way, New Castle, Delaware 19720. The address of the principal office of Citigroup is 399 Park Avenue, New York, New York 10043.

(c) Citicorp International Finance is a company principally engaged in merchant banking investment activities. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d-e) On November 19, 2001, the SEC instituted public cease-and-desist proceedings against The State Bank of India ("SBI") and Citibank, N.A ("Citibank"), a subsidiary of Citigroup, related to an unregistered offering of securities in the United States by SBI and Citibank. Citibank was found to have violated Sections 5(a) and (c) of the Securities Act of 1933 ("Securities Act"), by offering and selling securities and was ordered to cease and desist, pursuant to Section 8A of the Securities Act, from committing or causing any violation and any future violation of Sections 5(a) and (c) of the Securities Act.

On December 3, 2002, Salomon Smith Barney Inc. ("Salomon Smith Barney"), now named Citigroup Global Markets Inc. ("CGMI"), a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 promulgated thereunder. Respondents were censured pursuant to Section 15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy's financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy's violations of Exchange Act
Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy's violations within the meaning of Exchange
Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the Order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the "AWC") that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI's consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI's recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC ("SBFM"), a former subsidiary of Citigroup, and CGMI relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds ("Smith Barney Funds"). The SEC order found that SBFM and CGMI willfully violated
Section 206(1) of the Investment Advisers Act of 1940 ("Advisers Act"). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the Boards of the Smith Barney Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group ("First Data"), the Smith Barney Funds' then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that the Citigroup Asset Management business unit ("CAM"), the former Citigroup business unit that included the Smith Barney Fund's investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange, among other things, for a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated
Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Smith Barney Funds' Boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Smith Barney Funds' best interests and that no viable alternatives existed. SBFM and CGMI did not admit or deny any wrongdoing or liability. The settlement did not establish wrongdoing or liability for purposes of any other proceeding. The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. The order also required that transfer agency fees received from the Smith Barney Funds since December 1, 2004 less certain expenses be placed in escrow and provided that a portion of such fees may be subsequently distributed in accordance with the terms of the order. The order required
SBFM to recommend a new transfer agent contract to the Smith Barney Fund
Boards within 180 days of the entry of the order; if a Citigroup affiliate submits a proposal to serve as transfer agent or sub-transfer agent, an independent monitor must be engaged at the expense of SBFM and CGMI to oversee a competitive bidding process. Under the order, Citigroup also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004. That policy, as amended, among other things, requires that when requested by a Smith Barney Fund Board, CAM will retain at its own expense an independent consulting expert to advise and assist the Board on the selection of certain service providers affiliated with Citigroup.

(f) Each of Citicorp International Finance, Citicorp Banking and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the best knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Amendment No. 11 to the Schedule 13D is a citizen of the United States.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended and supplemented as follows:

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the 14,797,000 shares of Common Stock outstanding as of June 30, 2006, as indicated in the Form 8-K filed by Enova on August 11, 2006.

(a) Citicorp International Finance directly beneficially owns 605,776 shares of Common Stock, or 4.1% of the outstanding shares of Common Stock.

Citicorp Banking owns all of the outstanding common stock of Citicorp International Finance and, as a result, indirectly beneficially owns 605,776 shares of Common Stock, or 4.1% of the outstanding shares of Common Stock, directly beneficially owned by Citicorp International Finance.

Citigroup owns all of the outstanding common stock of Citicorp Banking and, as a result, indirectly beneficially owns 605,776 shares of Common Stock, or 4.1% of the outstanding shares of Common Stock, beneficially owned by Citicorp Banking.

(b) With respect to the Common beneficially owned by the Reporting Persons set forth in Item 5(a) above, each Reporting Person has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the Common that it beneficially owns.

(b) With respect to the Common Stock beneficially owned by the Reporting Persons set forth in Item 5(a) above, each Reporting Person has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the Common Stock that it beneficially owns.

(c) To the best knowledge of the Reporting Persons, the Reporting Persons have engaged in the following transactions during the past sixty days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers):

On each of the following dates, Citigroup Global Markets Inc., a wholly owned subsidiary of Citigroup Inc., sold Common Stock in open market transactions in the amount and at the average price per share described below:

Date                        Common Stock Sold         Average Price
----                        -----------------         -------------
August 11, 2006             92                        $4.50
October 5, 2006             75                        $4.70

On each of the following dates, Citicorp International Finance sold Common Stock in open market transactions in the amount and at the average price per share described below:

Date                        Common Stock Sold         Average Price
----                        -----------------         -------------
September 7, 2006           3,900                     $5.8523
September 7, 2006           10,000                    $5.8735

Other than the foregoing transactions, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Persons named in Schedule A, has effected a transaction in the Company's securities during the past sixty days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock on September 7, 2006.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT   DESCRIPTION
-------   ------------
  99      Joint Filing Agreement among the Reporting Persons

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2006



      CITICORP INTERNATIONAL FINANCE CORPORATION

      By:    /s/ William H. Wolf
          -----------------------------
      Name:  William H. Wolf
      Title: Vice President



      CITICORP BANKING CORPORATION

      By:    /s/ William H. Wolf
          -----------------------------
      Name:  William H. Wolf
      Title: Senior Vice President



      CITIGROUP INC.

      By:    /s/ Ali L. Karshan
          -------------------------------
      Name:  Ali L. Karshan
      Title: Assistant Secretary

                                  EXHIBIT LIST



EXHIBIT                    DESCRIPTION
-------                    ------------
  99                       Joint Filing Agreement among Citicorp International
                           Finance, Citicorp Banking and Citigroup